

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 19, 2008

Amir Rosenthal
Chief Financial Officer
Katy Industries, Inc.
2461 South Clark Street
Suite 630
Arlington, VA 22202

> **Re: Katy Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 001-05558**

Dear Mr. Rosenthal:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief